

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Anastasios Konidaris
Chief Financial Officer
Amneal Pharmaceuticals, Inc.
400 Crossing Boulevard
Bridgewater, NJ 08807

  Re: Amneal Pharmaceuticals, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed March 1, 2022
    File No. 001-38485

Dear Mr. Konidaris:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Note 26 - Segment Information, page F-66

1. Your disclosure on page F-12 indicates that you operate principally in the United States, India, and Ireland. Please revise future filings to disclose the amount of revenue and long-lived assets that are attributed to the United States as well as any individual foreign country that is material. Refer to ASC 280-10-50-41.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences